____________________, 2000




The Board of Trustees
Oppenheimer Main Street Opportunity Fund(R)
6803 South Tucson Way
Englewood, Colorado 80112

To the Board of Trustees:

      OppenheimerFunds, Inc. ("OFI") hereby offers to purchase 10,000 Class A shares, 100 Class B shares, 100 Class C shares, 100 Class N shares, and 100 Class Y shares of Oppenheimer Main Street Opportunity Fund(R) (the "Fund") at a net asset value per share of $10.00 for each such class, for an aggregate purchase price of $104,000.

      In connection with such purchase, OFI represents that such purchase is made for investment purposes by OFI without any present intention of selling such shares or tendering them for repurchase by the Fund.

                                Very truly yours,



                               /s/ Andrew J. Donohue ___
                                Andrew J. Donohue
                               Executive Vice President &
                                 General Counsel


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